April 1, 2009

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Attn: Cecilia Blye

Re:	United Refining Energy Corp.
Form 10-K for the Fiscal Year August 31, 2008
Filed December 1, 2008
File No. 001-33868

Dear Ms. Blye:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on March 27, 2009 with respect to the annual report on Form 10-K filed by United Refining Energy Corp. ( the “Company”) on December 1, 2008. In order to facilitate your review of this submission, we have restated and responded to the comment set forth in the Staff’s Letter on a point-by-point basis.

General

1. We note the disclosure on page 45 of your Form 10-K that one of the high-risk countries where you may operate is Iran. That country is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include any disclosure regarding contacts with Iran. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements. Your response should describe any agreements, commercial arrangements, or other contracts you have had, or intend to have, directly or indirectly, with the government of Iran or entities controlled by that government.

The Company respectfully submits that it has not had any contacts with Iran and does not anticipate any contacts in the future, whether through direct or indirect arrangements. As such, the Company hereby represents that disclosure made in future filings of the Company with the Commission will include no reference to Iran.

Please contact the undersigned with any further questions or comments you may have.

Very truly yours,

UNITED REFINING ENERGY CORP.

/s/ James E. Murphy
James E. Murphy
Chief Financial Officer

cc:	Myron L. Turfitt
Martin R. Bring

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